December 28, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Russell Mancuso

Branch Chief

Office of Electronics and Machinery

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Westport Innovations Inc.

Registration Statement on Form F-4

Filed October 20, 2015

File No. 333-207523

Dear Mr. Mancuso:

On behalf of Westport Innovations Inc., an Alberta, Canada corporation (“Westport”), please find below Westport’s responses to the comment letter sent to Mr. Ashoka Achuthan, the Chief Financial Officer of Westport, dated November 13, 2015, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the above-referenced registration statement.

Where indicated below, revisions have been included in Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form F-4 (the “Registration Statement”), which is being filed with the Commission via EDGAR simultaneously with this response. For convenience, Westport is providing the Staff with five copies of Amendment No. 1, which have been marked against the Registration Statement.

The numbered paragraphs in bold below set forth the Staff’s comments together with our responses.

U.S. Federal Income Tax Considerations, page S-4

1.	We note your tax disclosure here and on page ix. Please view your Q&A and summary as one section, and avoid redundancy in that section by grouping appropriate tax information together. When revising your document in response to this comment, ensure that your Q&A/summary prominently highlights the tax uncertainty and the reasons for the uncertainty. If true, also prominently highlight in the Q&A/summary that shareholders will not know at the time that they are voting whether the transaction will be taxable.

Response:

The Registration Statement has been amended to reflect the Staff’s comment. Please see pages ix, S-4 and S-5 of Amendment No. 1.

U.S. Federal Income Tax Consequences . . ., page 67

2.	Please file the opinion that Regulation S-K Item 601(b)(8) requires regarding the tax consequences of the merger that you describe in your prospectus.

Response:

The Registration Statement has been amended to reflect the Staff’s comment. Please see the opinion filed as Exhibit 8.1 to Amendment No. 1.

Where You Can Find More Information, page 140

3.	We note that Fuel Systems Solutions, Inc. has not yet filed its Form 10-Q for the period ended September 30, 2015. Please tell us whether you intend to request acceleration of the effective date of your registration statement only after the Form 10-Q is filed and incorporated by reference into the registration statement.

Response:

Fuel Systems Solutions, Inc. filed its Form 10-Q for the period ended September 30, 2015 on December 11, 2015, a copy of which has been included as Annex G to Amendment No. 1. The Company intends to request acceleration of the effective date of the Registration Statement once the Company receives confirmation that the Staff has no further comments with respect to the Registration Statement. The Company will endeavor to provide for adequate time after the filing of any amendment for further review before submitting a request for acceleration and provide any acceleration request at least two business days in advance of the requested effective date of the Registration Statement.

Thank you for your consideration. Should you have any questions about the foregoing, please do not hesitate to contact me at (212) 728-8535 or Matthew Haddad at (212) 728-8504.

Sincerely,

/s/ Matthew J. Guercio

Matthew J. Guercio, Esq.

Willkie Farr & Gallagher LLP

cc:    Via E-mail

Ashoka Achuthan (Westport Innovations Inc.)

Brian J. McCarthy, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)